PUBLIC

DAVENPORT & COMPANY LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R.B. Hershey (804) 780-2165

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

(Name – if individual, state last, first, middle name)

485 Lexington Ave., Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.



OATH OR AFFIRMATION

I, William R.B. Hershey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

City / County of Richmond
Commonwealth/State of Virginia
The foregoing instrument was acknowledged before me this 26th day of February, 2021, by William R.B. Hershey
(name of person seeking acknowledgment)
Kelly McDonald
Notary Public
My commission expires: 1/31/2023

William R.B. Hershey
Signature

Chief Financial Officer, Senior Vice President
Title

Kelly Witt McDonald
Notary Public

KELLY WITT MCDONALD
NOTARY PUBLIC
REG# 140611
MY COMMISSION EXPIRES 01/31/2023
COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVENPORT & COMPANY LLC AND SUBSIDIARIES

Table of Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Davenport & Company LLC and Subsidiaries
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Davenport and Company LLC and Subsidiaries (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2018.

New York, New York
February 26, 2021

DAVENPORT & COMPANY LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2020

Assets	**2020**
Cash and cash equivalents	$ 39,503,000
Cash segregated under federal and other regulations	2
Deposits with clearing organizations and others	4,786,705
Receivable from broker-dealers and clearing organizations	271,109
Receivable from customers	65,477,699
Receivable from noncustomers	13,662,156
Securities owned, at fair value	10,142,360
Right-of-use assets	13,813,596
Furniture, equipment, software, and leasehold improvements, net	4,761,621
Notes receivable from employees	6,451,518
Prepaid expenses and other assets	12,541,031
Total assets	$ 171,410,797

Liabilities and Members' Interest	
Short-term bank loans	$ 100,000
Drafts payable	27,193,924
Payable to broker-dealers and clearing organizations	107,352
Payable to customers	60,373,908
Payable to noncustomers	563,031
Securities sold, not yet purchased, at fair value	1,445
Operating lease liabilities	16,426,650
Accrued compensation and benefits	14,343,789
Accounts payable, accrued expenses, and other liabilities	2,027,407
Total liabilities	121,137,506
Commitments and contingent liabilities	—
Members' interest	50,273,291
Total liabilities and members' interest	$ 171,410,797

See accompanying notes to consolidated statements of financial condition.

(1) Organization and Nature of Business

Davenport & Company LLC and subsidiaries (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the Commonwealth of Virginia. The Company is owned by Davenport & Company of Virginia, Inc., Davenport Corp., DAVA Corp., and Davenport IV, Inc. (collectively, the Members) who have membership interests of 40%, 28%, 28%, and 4%, respectively. The liability of each Member is limited to the balances in each Member's capital account. The Company will continue indefinitely, unless dissolved earlier pursuant to the terms of the operating agreement of the Company. Davenport Financial Advisors LLC (DFA) and Davenport Trust Company (DavTrust) are wholly owned subsidiaries of Davenport & Company LLC. DFA is currently inactive and was previously engaged in the appraisal of businesses and their securities in connection with estate and gift tax, equitable distribution, acquisition advisory, the purchase and sale of listed and unlisted securities, litigation support, and other purposes. The services and responsibilities of DFA are separate from those of Davenport & Company LLC, notwithstanding the fact that DFA and Davenport & Company LLC may share employees and facilities. DavTrust is a wholly owned North Carolina corporation formed in 2009 to be the trustee of customer individual retirement accounts.

The Company is engaged in several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services, primarily to retail customers in the southeast portion of the United States.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation.

(b) Recently Adopted Accounting Guidance

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities," including non-public registered broker-dealers, with early adoption permitted.

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including notes receivable from employees. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting

date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The estimate of expected credit losses would be recorded as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses would be reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company would establish an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company would estimate expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from customers. The Company's receivable from customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Receivable from broker-dealers and clearing organizations. The Company's receivable from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Notes receivable from employees. The Company's notes receivable from employees include loans granted to employees in conjunction with a program established primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 6 years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan would be placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. The amortized cost basis of these loans would be written-off against the allowance for credit losses when management deems the amount to be uncollectible.

The Company has assessed the impact the update has on its financial statements and has determined the update has no material impact on the Company's accounting for estimated credit losses, if any, on its receivable from customers, receivable from broker-dealers and clearing organizations, notes receivable from employees, or any other financial statement line item.

(c) Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

(d) Fair Value of Financial Instruments

The Company carries cash and cash equivalents, cash segregated under federal and other regulations, securities owned, and securities sold, not yet purchased at fair value. Deposits with clearing organizations and other receivables from brokers-dealers and clearing organizations, receivable from customers, noncustomers, and employees, short-term bank loans, drafts payable, payable to brokers-dealers and clearing organizations, payable to customers, and payable to noncustomers are recorded at their carrying amounts, which approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or variable interest rates of many of these instruments.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company utilizes valuation techniques to estimate fair value. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal

repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, and corporate debt securities. The Company utilizes prices from independent services to corroborate its estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price or use other methods including broker-dealer price quotations. Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, the Company uses quotes from secondary market makers to determine fair value. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy.

The Company had no assets or liabilities that were measured at fair value on a nonrecurring basis as of December 31, 2020.

(e) *Securities Transactions*

Proprietary securities transactions in regular way trades are recorded on the trade date.

Securities owned are recorded at fair value, which is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the remeasurement date.

In the event of an inactive market, the fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with U.S. generally accepted accounting principles (GAAP), the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, the Company's definition of actively traded is based on average daily volume and other market trading statistics.

(f) *Income Taxes*

Income taxes are not reflected in the accompanying consolidated statement of financial condition as the responsibility for income taxes is that of the Members and not of the Company. One subsidiary, DavTrust, is a C corporation and is responsible for its own income taxes. DavTrust has a deferred tax liability of $84,400 as of December 31, 2020, and it is included in accounts payable, accrued expenses, and other liabilities on the consolidated statement of financial condition.

Uncertain tax positions are required to be recognized or derecognized based on a more likely than not threshold. This applies to positions taken or expected to be taken on a tax return. The Company analyzed filing positions in all of the federal and state jurisdictions where they are required to file income tax returns, including its status as a pass-through entity. The only periods subject to examination for federal and state tax returns are 2017 through 2020. The Company believes its income tax filing positions, including its status as a pass-through entity, would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated financial

position. Therefore, no reserves for uncertain tax positions, nor interest and penalties, have been recorded as of December 31, 2020.

(g) *Furniture, Equipment, Software, and Leasehold Improvements*

Furniture, equipment, software, and leasehold improvements is carried at cost less accumulated depreciation and amortization. The Company records depreciation and amortization on the straight-line method based on estimated useful lives of two years for software and the related software licenses, six years for data processing and communications equipment, and ten years for furniture and fixtures. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

(h) *Notes Receivable from Employees*

From time to time, the Company issues loans to employees. Some of these loans are nonnegotiable and forgiven over a predetermined period of time on a schedule determined by the Company, as long as the employee remains employed by the Company. Periodic forgiveness of the principal and interest amounts appears as noncash compensation to the employee in each monthly paycheck.

(i) *Drafts Payable*

Drafts payable represent amounts drawn by the Company against a bank.

(j) *Use of Estimates*

The preparation of consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(3) Cash Segregated under Federal and Other Regulations

Cash of $2 at December 31, 2020 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2020 consisted of the following:

	2020	
	Receivable	Payable
Securities failed to deliver/receive	$ 59,198	51,586
Amounts receivable from/payable to clearing broker	—	14,829
Amounts receivable from/payable to clearing organizations	—	38,386
Amounts receivable from/payable to other broker	211,911	2,551
	$ 271,109	107,352

(5)   Receivable from and Payable to Customers and Noncustomers

Amounts receivable from and payable to customers and noncustomers (principally, directors of the Company) include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected in the consolidated statement of financial condition and may be repledged by the Company. See further discussion of collateral at notes 8 and 10.

(6)   Securities Owned and Securities Sold, Not Yet Purchased

(a)   Securities owned and securities sold, not yet purchased, consisted of trading securities at December 31, 2020 as follows:

	2020
Owned:	
Securities owned, at fair value:	
State and municipal obligations (primarily located in the Commonwealth of Virginia)	$ 7,700,092
Certificates of deposit	500,127
Mutual funds	1,696,431
Corporate bonds	204,750
Corporate stocks	37,835
Options	3,125
	$ 10,142,360
Sold, not yet purchased at fair value:	
Corporate stocks	$ 1,445
	$ 1,445

(b)   Fair value disclosures are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date.

•   Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

•   Level 3 inputs are unobservable inputs.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020:

		December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
			Fair value measurements at reporting date using		
Assets:					
Trading securities:					
State and municipal obligations	$	7,700,092	—	7,700,092	—
Certificates of deposit		500,127	500,127	—	—
Corporate bonds		204,750	—	204,750	—
Corporate stocks		37,835	37,835	—	—
Mutual funds		1,696,431	1,696,431	—	—
Options		3,125	3,125	—	—
Total	$	10,142,360	2,237,518	7,904,842	—
Liabilities:					
Securities sold not yet purchased:					
Corporate stocks	$	1,445	1,445	—	—
Total	$	1,445	1,445	—	—

(7)   Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements are summarized as follows:

		2020
Furniture	$	4,718,734
Equipment		5,208,542
Software		1,222,249
Leasehold improvements		6,872,482
		18,022,007
Less accumulated depreciation and amortization		13,260,386
Total furniture, equipment, software, and leasehold improvements, net	$	4,761,621

(8)   Short-Term Bank Loans

Short-term bank loans are used to finance loans to customers and noncustomers who have purchased securities under margin agreements and to finance trading and investment securities. These loans are generally made at the short-term collateralized borrowing rate (0.46% at December 31, 2020) and are payable on demand. In addition, the Company has a $1 million unsecured line of credit with a commercial bank. The interest rate on this line of credit is prime (3.25% at December 31, 2020) and any borrowings are payable upon demand.

Short-term bank loans and related collateral pledged at December 31, 2020 were as follows:

		2020	
		Loans	Collateral
Collateralized by company securities	$	—	6,638,828
Collateralized by customer securities		—	—
Collateralized by noncustomer securities		—	3,447,860
Unsecured line of credit		100,000	—
	$	100,000	10,086,688

(9)   Subordinated Borrowings

The Company has approval from the NYSE for a Revolving Note and Cash Subordination Agreement (the Agreement) with a bank for up to $7,500,000 at prime (3.25% at December 31, 2020) + 1%. The Company must pay a commitment fee of 1/8% for any unused portion of the Agreement. There were no amounts outstanding under the Agreement as of or during the year ended December 31, 2020.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Financial Instruments

In the normal course of its business, the Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to year-end.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. The margin balance is located in receivable from customers on the consolidated statement of financial condition.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's policy of maintaining custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

(11) Leases

The Company enters into operating leases for its office space, office equipment and other assets, substantially all of which are used in connection with its operations. The lease term is generally determined based on the contractual maturity of the lease. The Company's leases have remaining terms ranging from 1 year to 7 years, some of which include renewal or termination options to extend the lease for up to 10 years and some of which include options to terminate the lease within 3 years.

For leases where the firm has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit is not known. The Company's incremental borrowing rate is based on inquiry from a bank from which the Company borrows, and is based on the lease term, the swap curve to generate an indicative swap rate for the base rate, and a market credit spread.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term.

For leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits, the Company records an impairment of right-of-use assets. The firm recorded no such impairments during the year ended December 31, 2020.

Future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2020 are as follows and are presented with additional operating lease information:

2021	$	3,609,089
2022		3,223,571
2023		3,085,382
2024		2,716,902
2025		2,492,141
2026 and thereafter		4,088,901
Total undiscounted lease payments		19,215,986
Imputed interest		(2,789,336)
Net operating lease liabilities	$	16,426,650
Weighted average remaining lease term		6 years
Weighted average discount rate		5.2%

(12) Commitments and Contingencies

The Company is a party to certain legal and regulatory actions arising in the normal course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various actions will not result in any material adverse effects on the consolidated financial position, results of operations, or liquidity of the Company.

(13) Related Party Transactions

The Company is the managing member for several entities. These entities have assets of approximately $539,813,000 at December 31, 2020.

The Company has amounts receivable from and payable to noncustomers (principally, directors of the Company.) See further discussion of receivable from and payable to noncustomers at note 5. The Company also has notes receivable from employees. See further discussion at note 2.

(14) COVID-19

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. The virus was declared a public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. The operations and business results of the Company could be materially adversely affected. Significant estimates may be materially adversely impacted by local, state and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent upon the length and severity of the disruption. As of the date of these financial statements, the Company's operating results were not materially adversely impacted.

13

(15) Net Capital Requirements and Capital Redemption Agreement

The Company is subject to the SEC Rule 15c3-1 and the rules of the New York Stock Exchange, Inc., which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiaries maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rules also provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2020, the Company's net capital, as defined, of $27,708,306 was 36% of aggregate debit balances and was $26,154,648 in excess of the minimum net capital required.

In accordance with North Carolina statute, the Company's subsidiary, DavTrust, has a minimum capital requirement of $1,500,000. DavTrust's stockholder's equity was $2,185,221 at December 31, 2020.

The Members have agreements with holders of all the Members' outstanding common stock, whereby the Members have the option to repurchase the stock in the event of a stockholder's death or retirement. The Company has agreements with the Members, whereby it has the option to distribute to the Members capital sufficient for the Members to complete the redemption, subject to compliance with the rules of FINRA. The purchase price for such shares and the related units of the Company are determined by the Members' boards of directors and the Company's board of managers, respectively.

(16) Subsequent Event

In February 2021, the Company signed a strategic agreement with a clearing broker. As part of the agreement, the clearing broker will provide the Company with a technology platform of new tools and capabilities including an expanded array of planning and reporting services. The agreement will also result in the Company becoming an introducing broker-dealer, with the clearing broker conducting certain back office operational functions. The transition to the clearing broker platform is scheduled to occur in May 2021.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have examined Davenport & Company LLC and Subsidiaries' statements, included in the accompanying Davenport & Company, LLC Compliance Report, that (i) Davenport & Company LLC's internal control over compliance was effective during the most recent fiscal year ended December 31, 2020; (ii) Davenport & Company LLC's internal control over compliance was effective as of December 31, 2020; (iii) Davenport & Company LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and (iv) the information used to state that Davenport & Company LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Davenport & Company LLC's books and records. Davenport & Company LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Davenport & Company LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Davenport & Company LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Davenport & Company LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Davenport & Company LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2020; Davenport & Company LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020, was derived from Davenport & Company LLC's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Davenport & Company LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Davenport & Company LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Davenport & Company LLC's statements referred to above are fairly stated, in all material respects.

Crowe LLP

Crowe LLP

New York, New York
February 26, 2021

Davenport & Company, LLC Compliance Report

Davenport & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal period from January 1, 2020 through December 31, 2020;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2020;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2019; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Davenport & Company, LLC

I, William R.B. Hershey, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Senior Vice President, Chief Financial Officer

February 26, 2021